SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 27, 2013
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 4Q12 and 2012 results

São Paulo, March 21, 2013 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP(BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the fourth quarter 2012 (4Q12) and full year 2012. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2011.

SBSP3: R$ 88.90 / share SBS: US$ 44.44 (ADR=2 shares) Total shares: 227.836.623 Market Value: R$ 20.3 billion Closing Price: 03/21/2013

1. Financial highlights

								R$ million
	4Q11	4Q12	Var. (R$)%		2011	2012	Var. (R$)%
(+) Gross operating revenue	2,261.7	2,425.8	164.1	7.3	8,305.0	8,926.7	621.7	7.5
(+) Construction revenue	603.6	723.5	119.9	19.9	2,224.6	2,464.5	239.9	10.8
(-) COFINS and PASEP taxes	163.5	175.4	11.9	7.3	602.2	653.6	51.4	8.5
(=) Net operating revenue	2,701.8	2,973.9	272.1	10.1	9,927.4	10,737.6	810.2	8.2
(-) Costs and expenses	1,334.0	1,439.0	105.0	7.9	5,302.1	5,450.2	148.1	2.8
(-) Construction costs	595.3	710.4	115.1	19.3	2,177.0	2,414.4	237.4	10.9
(+) Equity Results	0.8	(2.9)	(3.7)	(462.5)	(3.6)	(6.5)	(2.9)	80.6
(=) Earnings before financial expenses (EBIT*)	773.3	821.6	48.3	6.2	2,444.7	2,866.5	421.8	17.3
Net income	493.0	765.4	272.4	55.3	1,223.4	1,911.9	688.5	56.3
Earnings per share (R$)	2.16	3.36			5.37	8.39

(*) Earnings before interest and taxes

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	4Q11	4Q12	Var. (R$)%		2011	2012	Var. (R$)%
Net income	493.0	765.4	272.4	55.3	1,223.4	1,911.9	688.5	56.3
Financial result	117.2	(100.0)	(217.2)	(185.3)	633.0	295.7	(337.3)	(53.3)
Depreciation and amortization	196.2	194.8	(1.4)	(0.7)	768.7	738.5	(30.2)	(3.9)
Income tax and social contribution	34.1	165.7	131.6	385.9	498.1	635.7	137.6	27.6
Other operating expenses, net	129.0	(9.5)	(138.5)	(107.4)	90.2	23.2	(67.0)	(74.3)
(=) Adjusted EBITDA **	969.5	1,016.4	46.9	4.8	3,213.4	3,605.0	391.6	12.2
(%) Adjusted EBITDA margin	35.9	34.2			32.4	33.6

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization; (ii) income tax and social contribution (income federal taxes); (iii) financial result and (iv) other operating expenses, net.

In 2012, net operating revenue reached R$ 10.7 billion, an 8.2% growth compared to 2011. Costs and expenses, including construction costs, in the amount of R$ 7.9 billion grew 5.2% over 2011. EBIT grew 17.3%, from R$ 2.4 billion in 2011 to R$ 2.9 billion in 2012. Adjusted EBITDA increased 12.2%, from R$ 3.2 billion in 2011 to R$ 3.6 billion in 2012. The adjusted EBITDA margin was 33.6% in 2012 in comparison to 32.4% in 2011. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 43.0% in 2012 (41.1% in 2011).

Net income reached R$ 1.9 billion in 2012, 56.3% higher than in 2011.

2. Gross operating revenue

Gross operating revenue from water supply and sewage collection grew from R$ 8.3 billion in 2011 to R$ 8.9 billion in 2012, an increase of R$ 621.7 million or 7.5%. The main factors that led to this variation were: the increase of 2.4% in water billed volume and of 3.2% in sewage billed volume, the Company’s total increase in billed volume was of 2.7%, and the tariff adjustment of 6.83% since September 2011 and of 5.15% since September 2012.

3. Construction revenue

In 2012, construction revenue increased R$ 239.9 million or 10.8%, comparing to 2011. This variation was mainly due to higher investments in 2012.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 4Q11 and 4Q12, and 2011 and 2012.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%
Residential	378.8	392.7	3.7	311.8	324.9	4.2	690.6	717.6	3.9
Commercial	42.8	44.0	2.8	39.8	40.8	2.5	82.6	84.8	2.7
Industrial	9.7	9.7	-	10.5	10.4	(1.0)	20.2	20.1	(0.5)
Public	13.5	13.7	1.5	10.5	10.7	1.9	24.0	24.4	1.7
Total retail	444.8	460.1	3.4	372.6	386.8	3.8	817.4	846.9	3.6
Wholesale	74.8	75.6	1.1	6.2	6.3	1.6	81.0	81.9	1.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	519.7	535.8	3.1	378.8	393.1	3.8	898.5	928.9	3.4
	2011	2012	%	2011	2012	%	2011	2012	%
Residential	1,488.0	1,530.0	2.8	1,220.7	1,262.6	3.4	2,708.7	2,792.6	3.1
Commercial	167.6	172.8	3.1	156.4	160.5	2.6	324.0	333.3	2.9
Industrial	38.7	38.3	(1.0)	40.5	41.6	2.7	79.2	79.9	0.9
Public	53.1	54.8	3.2	41.5	42.5	2.4	94.6	97.3	2.9
Total retail	1,747.4	1,795.9	2.8	1,459.1	1,507.2	3.3	3,206.5	3,303.1	3.0
Wholesale	297.3	297.5	0.1	27.2	27.3	0.4	324.5	324.8	0.1
Reused water	0.3	0.4	33.3	-	-	-	0.3	0.4	33.3
Total	2,045.0	2,093.8	2.4	1,486.3	1,534.5	3.2	3,531.3	3,628.3	2.7

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	4Q11	4Q12%		4Q11	4Q12%		4Q11	4Q12%
Metropolitan	293.0	301.8	3.0	248.9	256.9	3.2	541.9	558.7	3.1
Regional (2)	151.8	158.3	4.3	123.7	129.9	5.0	275.5	288.2	4.6
Total retail	444.8	460.1	3.4	372.6	386.8	3.8	817.4	846.9	3.6
Wholesale	74.8	75.6	1.1	6.2	6.3	1.6	81.0	81.9	1.1
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	519.7	535.8	3.1	378.8	393.1	3.8	898.5	928.9	3.4
	2011	2012	%	2011	2012	%	2011	2012	%
Metropolitan	1,150.6	1,181.9	2.7	976.8	1,005.7	3.0	2,127.4	2,187.6	2.8
Regional (2)	596.8	614.0	2.9	482.3	501.5	4.0	1,079.1	1,115.5	3.4
Total retail	1,747.4	1,795.9	2.8	1,459.1	1,507.2	3.3	3,206.5	3,303.1	3.0
Wholesale	297.3	297.5	0.1	27.2	27.3	0.4	324.5	324.8	0.1
Reused water	0.3	0.4	33.3	-	-	-	0.3	0.4	33.3
Total	2,045.0	2,093.8	2.4	1,486.3	1,534.5	3.2	3,531.3	3,628.3	2.7

   (1) Unaudited

   (2) Including coastal and countryside

5. Costs, administrative, selling and construction expenses

In 2012, costs of products and services, administrative, selling and construction expenses grew 5.2% (R$ 385.5 million). As a percentage of net revenue, cost and expenses moved from 75.3% in 2011 to 73.2% in 2012.

								R$ million
	4Q11	4Q12	Chg. (R$)%		2011	2012	Chg. (R$)%
Payroll and benefits	408.5	462.2	53.7	13.1	1,804.1	1,738.9	(65.2)	(3.6)
Supplies	44.9	52.0	7.1	15.8	159.1	181.8	22.7	14.3
Treatment supplies	35.9	42.3	6.4	17.8	154.7	177.5	22.8	14.7
Services	284.4	296.5	12.1	4.3	993.6	1,075.5	81.9	8.2
Electric power	147.5	147.2	(0.3)	(0.2)	584.1	590.0	5.9	1.0
General expenses	177.3	186.3	9.0	5.1	656.0	687.5	31.5	4.8
Tax expenses	12.4	11.5	(0.9)	(7.3)	61.5	68.3	6.8	11.1
Sub-total	1,110.9	1,198.0	87.1	7.8	4,413.1	4,519.5	106.4	2.4
Depreciation and amortization	196.2	194.8	(1.4)	(0.7)	768.7	738.5	(30.2)	(3.9)
Credit write-offs	26.9	46.2	19.3	71.7	120.3	192.2	71.9	59.8
Sub-total	223.1	241.0	17.9	8.0	889.0	930.7	41.7	4.7
Construction costs	595.3	710.4	115.1	19.3	2,177.0	2,414.4	237.4	10.9
Costs, administrative, selling and construction expenses	1,929.3	2,149.4	220.1	11.4	7,479.1	7,864.6	385.5	5.2
% over net revenue	71.4	72.3			75.3	73.2

5.1. Payroll and benefits

In 2012 payroll and benefits dropped R$ 65.2 million or 3.6%, from R$ 1.8 billion to R$ 1.7 billion, due to the following:

•         Complementation of the actuarial liability related to the G0 Plan, in the amount of R$ 157.5 million in 2011, non-recurring for 2012; and

•         Decline of R$ 14.0 million in the actuarial calculation related to the Defined Benefit Plan in 2012.

These decreases were partially offset by the 8.00% increase in wages since May 2011 and of 6.17% since May 2012, with an impact of approximately R$ 102.9 million in payroll.

In 4Q12 payroll and benefits grew R$ 53.7 million or 13.1%, due to the following:

•         6.17% increase in wages since May 2012, with an impact of approximately R$ 34.4 million; and

•         Increase in the provision for severance pay in the amount of R$ 19.9 million, due to: (i) increased adhesion of employees who applied for retirement; and (ii) approval of Law 12.506/11, changing the notice period from 30 to 90 days in case of dismissal without cause.

5.2. Supplies

In 2012, expenses with supplies increased by R$ 22.7 million or 14.3%, when compared to the previous year, from R$ 159.1 million to R$ 181.8 million, mostly due to: (i) preventive and corrective maintenance in water and sewage systems, in the amount of R$ 8.7 million; (ii) maintenance of water and sewage networks totaling R$ 7.2 million, due to regularity in the execution of Global Sourcing services and the increase in the price of certain materials.

In 4Q12, these expenses increased by R$ 7.1 million or 15.8%, due to the same factors mentioned for the year.

5.3. Treatment supplies

Treatment supplies expenses in 2012 were R$ 22.8 million or 14.7% higher than in 2011, from R$ 154.7 million to R$ 177.5 million. The main factors for this variation were:

•         Higher consumption of lime, replacing sodium hydroxide, and a price increase of approximately 14%, with a net addition of R$ 7.6 million, as well as a higher volume of treated sludge;

•         Higher consumption of iron chloride, replacing iron sulfate, and a price increase of approximately 7%, with a net addition of R$ 4.0 million, as well as a higher volume of treated sludge;

•         Higher consumption of activated carbon, with a price increase of approximately 17%, leading to an upturn of R$ 6.1 million due to weather and watershed conditions; and

•         Increase of R$ 5.4 million from the greater consumption of hydrogen peroxide at the sewage pumping stations of the Baixada Santista Region due to the proliferation of algae and odor, and the startup of 2 sewage pumping stations in Guarujá.

In 4Q12 treatment supplies increased R$ 6.4 million or 17.8%, due to the higher consumption of aluminum polychloride, in approximately 6.2%. This product was mainly used at the Water Treatment Station of Guaraú, ensuring an increase in maximum flow, without jeopardizing the quality of treated water.

5.4. Services

In 2012 this item increased R$ 81.9 million or 8.2%, from R$ 993.6 million in 2011 to R$ 1,075.5 million in 2012. The main factors were:

•         Increase of R$ 24.4 million related to the fleet renewal and expansion program, through leasing;

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 17.0 million due to the start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s;

•         Paving services and replacement of sidewalks in the amount of R$ 13.7 million, due to the intensification of the actions against water losses;

•         Property security in the amount of R$ 12.4 million, due to increase of equipment and coverage areas;

•         Hydrometer reading and bill delivery expenses in the amount of R$ 11.3 million, as a result of the usage of new technologies that allow greater security and agility in the bill issue, reading and delivery system at municipalities belonging to the Regional Systems, in addition to the higher number of connections and contract adjustments at the São Paulo Metropolitan Region; and

•         Preventive and corrective maintenance in the water and sewage systems in the amount of R$ 5.9 million.

The increases mentioned above were offset by a decrease of R$ 22.7 million resulting from social and environmental activities settled with the Municipal Government of São Paulo.

In 4Q12 treatment supplies expenses grew R$ 12.1 million or 4.3%, due to:

•         Public and Private Partnership Agreement of the Alto Tietê Production System, with an increase of R$ 6.2 million due to its start-up in September 2011, increasing the water production capacity from 10m3/s to 15m3/s; and

•         Property security in the amount of R$ 5.0 million, due to increase of equipment and coverage areas.

5.5. Electric power

In 2012, this item increased R$ 5.9 million, or 1.0%, from R$ 584.1 million in 2011 to R$ 590.0 million in 2012, due to the average increase of approximately 1.6% in the tariff for free and captive markets in the period. This increase was partially offset by a 15% discount granted, since September 2011, at the Use of Distribution System Tariff (TUSD), in the facilities directly related to sanitation.

5.6. General expenses

In 2012 general expenses increased R$ 31.5 million or 4.8%, from R$ 656.0 million to R$ 687.5 million, due to:

•         Transfer of R$ 21.0 million to the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo;

•         Increase of R$ 6.9 million, due to the beginning of billing for the use of water from the Baixada Santista water basin since February 2012; and

•         Increase of R$ 2.7 million, related to the institutional support due to the contribution to the Instituto Criança Cidadã.

In 4Q12 general expenses increased R$ 9.0 million, mainly due to:

•         Transfer of R$ 4.6 million to the municipal fund pursuant to the Service Agreement with the Municipal Government of São Paulo;

•         Increase of R$ 1.7 million, due to the beginning of billing for the use of water from the Baixada Santista water basin since February 2012; and

•         Increase of R$ 0.6 million, related to the institutional support due to the contribution to the Instituto Criança Cidadã.

5.7. Depreciation and Amortization

Depreciation and amortization dropped R$ 30.2 million or 3.9%, from R$ 768.7 million in 2011 to R$ 738.5 million in 2012, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one, in 2011. The main adjustment refers to the amortization of intangible assets related to the Service Agreement with the Municipal Government of São Paulo, non-recurring for the coming year.

5.8. Credit write-offs

In 2012 credit write-offs increased R$ 71.9 million or 59.8%, from R$ 120.3 million to R$ 192.2 million, chiefly due to the additional provision for overdue agreements with private clients in the amount of R$ 14.4 million, municipal public entities in the amount of R$ 8.8 million and the additional provision for overdue debits with public state entities in the amount of R$ 35.1 million.

5.9. Tax expenses

In 2012 tax expenses grew R$ 6.8 million or 11.1%, due to:

•         Payment of the Municipal Real Estate Tax – IPTU, especially in the municipality of São Paulo in the amount of R$ 3.7 million; and

•         Payment of the R$ 3.2 million TRCF (Regulation, Control and Oversight) fee to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency).

6. Other operating revenues and expenses

6.1. Other operating revenues

Other operating revenues fell by R$ 5.1 million, chiefly due to the R$ 37.1 million received, in 2011, related to the agreement of Disposal of Exclusivity Rights for deposits of Sabesp employees' payments with Nossa Caixa and Banco do Brasil, regarding the period between March 2007 and December 2011.

This decline was partially offset by: (i) the sale of scrap material totaling R$ 5.3 million; (ii) contractual fines of R$ 13.4 million; (iii) the sale of fixed assets totaling R$ 4.8 million; and (iv) the agreement for the provision of specialized technical services and technology transfer, with the purpose of implementing a program for the reduction of losses and revenue evasion with the Alagoas state sanitation concessionaire (CASAL) amounting to R$ 4.4 million.

6.2. Other operating expenses

Other operating expenses declined by R$ 71.1 million, mainly due to: (i) provision for losses related to the indemnification of assets related to the concession in the municipality of Mauá, in the amount of R$ 85.9 million, in 2011; (ii) the write-off of assets out of use totaling R$ 40.3 million in 2011; and (iii) studies and projects not economically feasible written off in 2011 in the amount of R$ 6.1 million.

These increases were partially offset by the provision for losses from the indemnification of assets related to the concession of the municipality of Diadema in the amount of R$ 60.3 million.

7. Financial revenues and expenses

				R$ million
	2011	2012	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	354.8	304.7	(50.1)	(14.1)
Interest and charges on international loans and financing	79.8	87.8	8.0	10.0
Interest rate over lawsuit	105.8	76.0	(29.8)	(28.2)
Other financial expenses	31.4	45.6	14.2	45.2
Total financial expenses	571.8	514.1	(57.7)	(10.1)
Financial revenues	376.4	266.6	(109.8)	(29.2)
Financial expenses net of revenues	195.4	247.5	52.1	26.7

7.1. Financial expenses

In 2012 financial expenses dropped R$ 57.7 million, or 10.1%. The main factors that influenced this result were:

•         Decrease in interest on domestic loans and financing in the amount of R$ 50.1 million, mainly due to the amortization of the 8th, 9th  and 13th debenture in June and October 2011, and February 2012, respectively;

•         Lower interest related to lawsuits, mainly regarding clients, in the amount of R$ 29.8 million;

•         Other financial expenses increased by R$ 14.2 million mainly due to commitments with the municipalities for the formalization of program contracts; and

•         Increase of R$ 8.0 million in interest from international loans and financing, due to the exchange rate variation.

7.2. Financial revenues

Financial revenues decreased by R$ 109.8 million, due to the gradual reduction of the market interest rates obtained in financial investments and lower cash position.

8. Monetary variation on assets and liabilities

				R$ million
	2011	2012	Var.	%
Monetary variation on loans and financing	48.9	34.6	(14.3)	(29.2)
Currency exchange variation on loans and financing	382.3	50.5	(331.8)	(86.8)
Other monetary/exchange rate variations	81.3	29.6	(51.7)	(63.6)
Variation on Liabilities	512.5	114.7	(397.8)	(77.6)
Variation on assets	74.9	66.5	(8.4)	(11.2)
Net Variation	437.6	48.2	(389.4)	(89.0)

8.1. Monetary variation on liabilities

The effect on the monetary variation on liabilities in 2012 was R$ 397.8 million lower than in 2011, specially:

•         Decrease in the exchange rate variation on international loans and financing, in the amount of R$ 331.8 million, due to the 8.9% depreciation of the Brazilian Real versus the US Dollar in 2012, compared with 12.6% in 2011 and the 2.4% appreciation of the Brazilian Real versus the Yen in 2012 (18.6% depreciation in 2011);

•         Monetary variation on domestic loans and financing decreased by R$ 14.3 million, mainly due to the lower variation of the TR interest rate in 2012 of 0.29%, compared with 1.21% in 2011;

•         Monetary restatements of the commitments arising from program agreements in 2011, totaling a R$ 36.3 million decrease; and

•         Expenses relating to lawsuits in the amount of R$ 16.6 million.

8.2. Monetary variation on assets

Monetary variation on assets dropped R$ 8.4 million, from the Sale of Exclusivity Rights for deposits of Sabesp’s employees' payments in 2011.

9. Operating indicators

The table below shows operating indicators performance in 2012. Sabesp invested approximately R$ 362 million in the Corporate Program for Water Loss Reduction, in 2012, close to the amount invested in 2011, and enough to maintain the loss ratio stable, closing the year at 25.7%.

Currently, there is a biding to hire the activities scheduled for the 1st Phase of the Program, financed by JICA – Japan International Cooperation Agency, scheduled to start on the second half of 2013. At this phase an increase of the amounts directed to water loss is foreseen and, as a consequence, the drop in the water loss ratio.

Operating indicators*	2011	2012	%
Water connections (1)	7,481	7,679	2.6
Sewage connections (1)	5,921	6,128	3.5
Population directly served - water (2)	23.9	24.2	1.3
Population directly served - sewage (2)	20.5	21.0	2.4
Number of employees	14,896	15,019	0.8
Water volume produced (3)	2,992	3,059	2.2
Water losses (%)	25.6	25.7	0.4

(1) In thousand units
(2) In million inhabitants. Not including wholesale
(3) In millions of cubic meters.
* Unaudited

10. Loans and financing

In December 2012, the Company conducted the 16th Issue of Debentures in a single series, in the amount of R$ 500 million to mature in December 2015 and payment of half-yearly interest rates from 0.30% to 0.70% p.a., plus CDI (interbank overnight rate) variation. Funds raised through the issue will be used to pay the Company’s financial commitments in 2012/2013.

In January 2013, the Company conducted the 17th Issue of Debentures in the total amount of R$ 1.0 billion in three series, the first one in the amount of R$ 424.7 million to mature in January 2018 at the annual rate of 0.75 % plus CDI (interbank overnight rate) variation, the second series in the amount of R$ 395.2 million to mature in January 2020 at the annual rate of 4.50% plus IPCA – Extended Consumer Price Index variation, and the third series in the amount of R$ 180.1 million to mature in January 2023, at the annual rate of 4.75% plus IPCA variation. Funds raised through the issue will be used to pay the Company’s financial commitments in 2013 and early redeem the remaining balance of the 11th issue second series, whose costs were CDI rate plus 1.95%. Therefore, the 11th issue was fully concluded.

In February 2013 a loan agreement was formalized with the BNDES (Brazilian Development Bank) in the amount of R$ 1.3 billion, which aims at partially financing Sabesp’s counterpart of the project related to the Third Phase of the Tietê Project, firstly financed by the Inter-American Development Bank – IDB with total estimated investment of R$ 3.2 billion. The loan agreement aims at implementing collectors, interceptors, sewage collection networks and residential sewage connections, as well as increasing the sewage treatment capacity in the São Paulo Metropolitan Region. The loan term is 15 years, including 3-year grace period and interest rates indexed to the long-term interest rates (TJLP) plus 1.66% p.a..

It is also worth mentioning that the BNDES loan taken in August 2002 was paid off in February 2013, referring to the loan for the Second Phase of the Tietê Project.

								R$ million
INSTITUTION	2013	2014	2015	2016	2017	2018	2019 and onwards	Total
Local market
Banco do Brasil	380.6	100.3	-	-	-	-	-	480.9
Caixa Econômica Federal	116.9	78.6	57.0	56.4	59.0	62.4	605.3	1,035.6
Debentures	202.5	20.2	629.8	130.3	132.3	288.8	374.0	1,777.9
Debentures BNDES	306.5	306.4	302.4	36.5	36.5	36.5	69.9	1,094.7
Debentures FI FGTS	-	22.7	45.5	45.5	45.5	45.5	294.9	499.6
BNDES	48.0	44.8	45.9	46.2	46.2	46.2	184.5	461.8
Others	0.8	0.5	0.6	0.6	0.7	0.5	215.8	219.5
Interest and charges	89.6	-	-	-	-	-	-	89.6
Local market total	1,144.9	573.5	1,081.2	315.5	320.2	479.9	1,744.4	5,659.6
International market
BID	78.0	78.0	78.0	78.0	88.1	36.8	411.6	848.5
BIRD	-	-	-	-	-	-	54.5	54.5
Eurobonds	-	-	-	285.7	-	-	708.1	993.8
JICA	51.9	51.9	51.9	51.9	52.1	52.3	577.6	889.6
BID 1983AB	48.9	48.9	48.9	48.9	48.9	48.5	117.4	410.4
Interest and charges	18.9	-	-	-	-	-	-	18.9
International market total	197.7	178.8	178.8	464.5	189.1	137.6	1,869.2	3,215.7
Total	1,342.6	752.3	1,260.0	780.0	509.3	617.5	3,613.6	8,875.3

11. Capex for 2013 - 2016

R$ 2.5 billion were invested in 2012, mainly in sewage.

			R$ million
Capex by segment	Water	Sewage	Total
Metropolitan Region	573.1	802.4	1,375.5
Regional Systems	435.8	724.3	1,160.1
Total	1,008.9	1,526.7	2,535.6

The 2013/2016 capital expenditure plan totals R$ 9.9 billion and aims at achieving the target of keeping the universal access to sanitation services in all municipalities in the system, until the end of the decade.

To finance the plan, Sabesp will count with its own resources and loans with BNDES, Caixa Econômica Federal and international fomenting banks, which present better financing conditions to the Company’s investments.

Capital Expenditure

					R$ million
	2013	2014	2015	2016	2013/2016
Water supply	1,014.9	981.1	923.9	784.4	3,704.2
Sewage collection	1,130.1	1,153.1	1,018.2	948.0	4,249.4
Collected sewage treatment	444.5	488.4	469.8	542.2	1,945.0
Total	2,589.5	2,622.6	2,411.9	2,274.6	9,898.6

12. Events

Apimec Meeting March 26, 2013 2:00 pm (US EST) / 3:00 pm (Brasilia) Rua Nicolau Gagliardi, 313 Pinheiros São Paulo – Brasil Live videocast Click here to access

Conference Call in English

March 26, 2013

10:00 am (US EST) / 11:00 am (Brasilia)

Dial in access: 1 (412) 317-6776

Conference ID: Sabesp

Replay available until 04/01/2013

Dial in access: 1(412) 317-0088

Replay ID: 10023826

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2012	2011	2012	2011
Gross Revenue from Sales and Services	11,391,219	10,529,676	11,409,310	10,544,898
Water Supply - Retail	4,652,119	4,294,024	4,660,079	4,297,066
Water Supply - Wholesale	187,419	203,545	187,419	203,545
Sewage Collection and Treatment	3,901,435	3,615,652	3,901,435	3,617,687
Sewage Collection and Treatment - Wholesale	23,758	21,149	23,758	21,149
Construction Revenue - Water	1,053,542	1,066,053	1,054,851	1,066,524
Construction Revenue - Sewage	1,410,939	1,158,580	1,419,761	1,168,254
Other Services	162,007	170,673	162,007	170,673

Taxes on Sales and Services - COFINS and PASEP	(653,588)	(602,231)	(654,875)	(603,261)

Net Revenue from Sales and Services	10,737,631	9,927,445	10,754,435	9,941,637

Costs of Sales and Services	(6,449,951)	(6,018,732)	(6,465,398)	(6,030,977)

Gross Profit	4,287,680	3,908,713	4,289,037	3,910,660

Operating Expenses
Selling	(697,252)	(619,304)	(697,874)	(619,542)
Administrative	(717,377)	(841,077)	(726,128)	(846,593)
Other operating revenue (expenses), net	(23,175)	(90,253)	(19,775)	(90,138)

Operating Income Before Shareholdings	2,849,876	2,358,079	2,845,260	2,354,387
Equity Result	(6,532)	(3,584)	-	-

Earnings Before Financial Results, net	2,843,344	2,354,495	2,845,260	2,354,387
Financial, net	(245,101)	(236,136)	(250,781)	(236,840)
Exchange gain (loss), net	(50,571)	(396,882)	(50,575)	(396,801)

Earnings before Income Tax and Social Contribution	2,547,672	1,721,477	2,543,904	1,720,746

Income Tax and Social Contribution

Current	(593,743)	(598,024)	(594,052)	(598,303)
Deferred	(42,029)	99,966	(37,952)	100,976

Net Income (loss) for the period	1,911,900	1,223,419	1,911,900	1,223,419

Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	8.39	5.37	8.39	5.37

Depreciation and Amortization	(738,525)	(768,704)	(740,147)	(768,769)
Adjusted EBITDA	3,605,044	3,213,452	3,605,182	3,213,294
% over net revenue	33.6%	32.4%	33.5%	32.3%

Balance sheet

Brazilian Corporate Law				R$ '000
	PARENT COMPANY		CONSOLIDATED
ASSETS	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Current
Cash and Cash Equivalents	1,915,974	2,142,079	1,921,178	2,149,989
Accounts Receivable from Clients	1,038,945	1,072,015	1,043,166	1,072,659
Related Party Balance	109,273	185,333	109,273	185,333
Inventory	53,028	44,576	53,090	44,611
Restricted cash	64,977	99,733	64,977	99,733
Recoverable Taxes	118,421	117,893	129,141	118,116
Other Receivables	29,980	43,065	16,040	55,392
Total Current Assets	3,330,598	3,704,694	3,336,865	3,725,833

Non-Current
Long Term Assets:
Accounts Receivable from Clients	335,687	333,713	335,687	333,713
Related Party Balance	153,098	170,288	153,098	170,288
Indemnities Receivable	-	60,295	-	60,295
Judicial Deposits	53,158	54,178	53,158	54,178
Deferred income tax and social contribution	135,897	177,926	141,356	179,463
National Water Agencie - ANA	108,099	100,551	108,099	100,551
Other Receivables	111,047	35,034	118,179	39,933
	896,986	931,985	909,577	938,421

Investments	20,826	21,986	-	-
Investment properties	54,046	52,585	54,046	52,585
Intangible Assets	21,967,526	20,125,721	21,991,922	20,141,677
Permanent Assets	196,710	181,585	383,383	356,468
	22,239,108	20,381,877	22,429,351	20,550,730
Total Non-Current Assets	23,136,094	21,313,862	23,338,928	21,489,151

Total Assets	26,466,692	25,018,556	26,675,793	25,214,984

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Current
Contractors and Suppliers	295,392	244,658	297,198	255,557
Current portion of
long term loans	1,342,594	1,629,184	1,367,391	1,630,010
Salaries and Payroll Charges	267,332	243,502	267,863	243,876
Other taxes and contributions payable	152,710	180,794	153,121	181,122
Interest on Own Capital Payable	414,355	247,486	414,355	247,486
Provisions	565,083	764,070	565,083	764,070
Services payable	389,091	383,116	389,091	383,116
Public and Private Partnership	24,357	12,693	24,357	12,693
Program contracts payable	148,220	62,287	148,220	62,287
Other payables	159,055	188,356	170,691	188,451
Total Current Liabilities	3,758,189	3,956,146	3,797,370	3,968,668

Non-Current
Loans and Financing	7,532,661	6,794,148	7,701,929	6,966,285
Other taxes and contributions payable	-	18,363	-	18,363
Deferred Cofins/Pasep taxes	123,731	114,106	125,404	114,957
Provisions	624,071	807,759	624,074	807,759
Pension Plan Obligations	2,124,330	2,050,697	2,124,330	2,050,697
Public and Private Partnership	331,960	416,105	331,960	416,105
Program contracts payable	87,407	130,978	87,407	130,978
Other Payables	168,766	184,358	167,742	195,276
Total Non Current Liabilities	10,992,926	10,516,514	11,162,846	10,700,420

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	5,387,634	4,217,953	5,387,634	4,217,953
Total Shareholders' Equity	11,715,577	10,545,896	11,715,577	10,545,896

Total Liabilities and Shareholders' Equity	26,466,692	25,018,556	26,675,793	25,214,984

Cash flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Dec/12	Jan-Dec/11	Jan-Dec/12	Jan-Dec/11
Cash flow from operating activities
Earnings before income tax and social contribution	2,547,672	1,721,477	2,543,904	1,720,746
Depreciation and Amortization	738,525	768,704	740,147	768,769
Losses from the sale of fixed and intangible assets	12,059	56,548	12,059	56,548
Provisions for bad debt	401,576	289,589	401,576	289,589
Provision and provisions monetary variation	201,196	614,993	201,196	614,993
Interest calculated over loans and financing payable	404,196	434,315	406,254	439,117
Monetary and exchange variation over loans and financing	85,122	442,954	85,122	442,954
Variation on liabilities and interest	24,553	31,422	24,553	31,422
Variation on assets and interest	(12,862)	(33,589)	(12,862)	(33,589)
Financial charges from clients	(171,481)	(169,941)	(171,481)	(169,941)
Fair value margin on intangible assets from	(50,072)	(47,589)	(50,815)	(47,589)
Indemnities receivables	60,295	85,918	60,295	85,918
Provision for the conduct adjustment agreement (TAC)	57,332	-	57,332	-
Equity result	6,532	3,584	-	-
São Paulo municipal goverment transfers	2,466	15,386	2,466	15,386
Provision for Sabesprev Mais	5,728	(8,746)	5,728	(8,746)
Other write-offs	34,772	4,833	34,772	4,833
Pension plan obligations	213,747	-	213,747	-
Adjusted net income (generated by operating activities)	4,561,356	4,209,858	4,553,993	4,210,410

Variation on Assets and Liabilities	(1,067,768)	(186,420)	(1,066,419)	(168,015)
(Increase) decrease in assets:
Accounts receivable from clients	(153,337)	(188,202)	(156,914)	(188,575)
Balances and transactions with related parties	60,450	20,455	60,450	20,455
Inventories	(8,858)	(8,490)	(8,885)	(8,519)
Recoverable Taxes	(29,758)	(61,926)	(40,564)	(62,149)
Judicial deposits	1,020	573	1,020	573
Other accounts receivable	(77,613)	(41,080)	(53,579)	(43,025)
Increase (decrease) in liabilities:
Contractors and suppliers	(16,898)	135,961	(25,991)	145,451
Payment for services	5,975	87,944	5,975	87,944
Salaries and payroll charges	(33,502)	(49,814)	(33,345)	(49,582)
Other taxes and contributions payable	(47,800)	(14,416)	(47,717)	(14,649)
Defered COFINS/PASEP Taxes	9,625	1,144	10,602	1,995
Pension plan obligations	(140,115)	(11,268)	(140,115)	(11,268)
Other accounts payable	(53,086)	140,220	(53,488)	150,855
Contingencies	(583,871)	(197,521)	(583,868)	(197,521)

Others	(1,150,347)	(1,324,866)	(1,151,354)	(1,325,337)
Interest paid	(589,189)	(736,382)	(590,196)	(736,853)
Income tax and contribution paid	(561,158)	(588,484)	(561,158)	(588,484)

Net cash generated from operating activities	2,343,241	2,698,572	2,336,220	2,717,058

Cash flow from investing activities:
Restricted cash	34,752	202,841	34,752	202,841
Increase in investment	(5,372)	(17,308)	-	-
Acquisition of property, plant and equipment	(17,377)	(11,995)	(30,647)	(143,684)
Acquisition of intangible assets	(2,008,699)	(2,056,756)	(2,002,883)	(2,067,435)
Net cash used in investing activities	(1,996,696)	(1,883,218)	(1,998,778)	(2,008,278)

Cash flow from financing activities
Funding	1,620,852	1,685,506	1,627,249	1,854,052
Amortizations	(1,518,240)	(1,923,862)	(1,518,240)	(1,979,099)
Payment of interest on own capital	(578,705)	(422,923)	(578,705)	(422,923)
Public and private partnership	(40,285)	-	(40,285)	-
Program contracts payable	(56,272)	-	(56,272)	-
Net cash generated (invested) at financing activities	(572,650)	(661,279)	(566,253)	(547,970)

Increase (decrease) in cash and equivalents	(226,105)	154,075	(228,811)	160,810
Cash and cash equivalents at the beginning of the period	2,142,079	1,988,004	2,149,989	1,989,179
Cash and cash equivalents at the end of the period	1,915,974	2,142,079	1,921,178	2,149,989
Changes in Cash and Cash Equivalents	(226,105)	154,075	(228,811)	160,810

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 27, 2013

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.